UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission file number 1-13647

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

REQUIRED INFORMATION

The following financial statements for the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) are included herein:

1.     An audited statement of net assets available for benefits as of the end of each of the fiscal years ended December 31, 2007 and 2006.

2.     An audited statement of changes in net assets available for benefits for the fiscal year ended December 31, 2007.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM—TULLIUS TAYLOR SARTAIN & SARTAIN LLP	4
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7 - 11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007:
Schedule H Line 4i - Schedule of Assets (Held at End of Year)	12
SIGNATURES	13
INDEX TO EXHIBITS	14

NOTE:

The accompanying financial statements have been prepared for the purpose of filing with the United States Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Dollar Thrifty Automotive Group, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

Tulsa, Oklahoma

June 26, 2008

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

ASSETS

CASH	$701,082	$62,134

INVESTMENTS, at fair value	109,134,605	108,805,191

RECEIVABLES:
Contributions receivable - employers	-	170,972
Contributions receivable - participants	-	240,051
Accrued investment income	74,875	73,157
Due from brokers for securities sold	57,040	12,784

Total receivables	131,915	496,964

TOTAL ASSETS	109,967,602	109,364,289

LIABILITIES:
Due to brokers for securities purchased	705,319	72,253

NET ASSETS AVAILABLE FOR BENEFITS	$109,262,283	$109,292,036

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Contributions:
Participants	$8,629,117
Employers	6,025,730
Rollovers	377,040

15,031,887
Investment income:
Net appreciation in fair value of investments	(2,338,007)
Interest and dividends	3,283,767

945,760

Total additions	15,977,647

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	15,800,223
Administrative expenses	207,177

Total deductions	16,007,400

NET DECREASE	(29,753)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	109,292,036

End of year	$109,262,283

See notes to financial statements.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
retirement SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.   PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of eligible employees of Dollar Thrifty Automotive Group, Inc. (“DTG”), DTG Operations, Inc. and subsidiaries, Thrifty, Inc. and subsidiaries, and Dollar Rent A Car, Inc. (collectively, the “Companies” or the “Employers”). All employees of the Companies (except for employees of foreign subsidiaries, nonresident alien employees, and members of any collective bargaining units) who have attained the age of 21 or older are generally eligible to participate in the Plan. A Plan participant can immediately begin to contribute to the Plan; however, a participant does not become eligible to receive the Employers' matching contributions until completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description or the Plan Agreement for a more complete description of the Plan’s provisions. The terms used herein are as defined in the Plan document.

Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Bank of Oklahoma, N.A. (“Bank of Oklahoma” or the “Trustee”) holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants.

Participant Contributions - Participants may make pre-tax contributions and after-tax Roth elective contributions, through payroll deductions, from 1% to 100% of their annual compensation, as defined in the Plan document and subject to statutory limits. Participants may direct the investment of all contributions in one or more investment funds.

Employers’ Contributions - For each Plan year, the Employers contribute to the Plan matching contributions determined by the Employers at their discretion. In 2007, the Employers generally matched up to 6% of the employees’ eligible compensation in cash.

Participant Accounts - Each participant’s account is credited with the participant’s contribution, the Employers’ matching contribution and an allocation of the Plan’s earnings and expenses based on units of participation, as defined in the Plan document. The benefit to which a participant is entitled is the vested portion of the amount credited to the participant’s account.

Vesting – Participants are fully vested immediately in their voluntary contributions to their accounts plus actual earnings thereon. Beginning January 1, 2003, as part of the implementation of a “safe harbor contribution,” participants immediately vest in 100% of the Employers’ contributions made after January 1, 2003. The Employers' contributions to participant accounts contributed prior to January 1, 2003, vest at a rate of 20% for each completed year of service. Upon retirement, death or disability, participants become fully vested in their accounts.

Withdrawals, Loans and Benefit Payments - Participants may withdraw amounts from the vested portion of their accounts (excluding earnings and Roth contributions) for purposes that qualify as hardships under Section 401(k) of the Internal Revenue Code (the “Code”). Hardship withdrawals may not exceed the actual expense incurred or to be incurred by the participant on account of such hardship.

Participants may request an in-service withdrawal of any or all vested account balances (excluding Roth contributions) upon reaching 65 years of age, any or all of the Employers' discretionary contribution (excluding safe harbor contributions) after participating in the Plan for five years and any or all of a rollover contribution at any time.

Participants may obtain loans for a minimum of $1,000 from their accounts (excluding Roth contributions), subject to limitations as defined in the Plan document. Participant loans are evidenced by promissory notes, bear interest and are accounted for as investments by the Plan.

Upon termination of service, a participant is entitled to receive a lump-sum distribution to the participant or elect a direct rollover to an Individual Retirement Account (“IRA”) or another qualified plan for the benefit of the participant equal to the value of the vested portion of the participant’s account. Terminated participants, with vested account balances in excess of $5,000, may also elect to maintain their vested account balances within the Plan (no additional contributions are permitted) until retirement age is reached. If a participant with a balance less than $5,000, but more that $1,000, fails to elect to either take the funds in cash or to roll over the funds to another plan, the balance is rolled over to an IRA for the benefit of the participant. If the balance is less than $1,000, and the participant fails to make an election, the balance is paid in cash to the participant.

Benefits are recorded when paid.

Forfeitures - Participants terminating employment prior to full vesting forfeit the nonvested portion of the Employers’ matching contributions. Such forfeitures are applied to reduce subsequent contributions from the Employers or to reduce the Plan’s administrative expenses. At December 31, 2007 and 2006, $20,843 and $10,300, respectively, of investments at fair value in the statements of net assets available for benefits represented unallocated forfeitures. Such amounts are invested in the American Performance Cash Management Fund.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are stated at amortized loan amounts. Receivable balances determined uncollectible are ultimately charged back to the individual participants as deemed distributions, which historically have not been significant.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options - Based on the various investment fund prospectuses, participants can invest their contributions, Employers’ matching contributions and rollovers in whole percentages among several diversified investment options offered through Bank of Oklahoma. Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund was no longer offered as an investment option under the Plan for future contributions or transfers.

Plan Administration Costs - Plan administration costs are borne by the Plan and are allocated to participants’ accounts. In 2007, the Plan paid $207,177 in administrative expenses, with $10,392 from unallocated forfeitures.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standard Board issued Statement No. 157, Fair Value Measurments ("SFAS No. 157").  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures.  SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.  The Plan's management is currently evaluating the impact SFAS No. 157 will have on the Plan's financial statements.

2.   INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the Plan’s net assets:

		December 31, 2007		December 31, 2006

		Units, Shares		Units, Shares
		or Principal	Fair	or Principal	Fair
		Amount	Value	Amount	Value

	Vanguard Institutional Index Fund	131,860	$17,687,712	136,378	$17,673,240
	Dodge & Cox Stock Fund	104,300	14,420,470	92,852	14,249,102
	Dodge & Cox Balanced Fund	165,354	13,393,699	149,695	13,035,433
	Vanguard Prime Money Market Institutional Fund	12,884,065	12,884,065	9,709,863	9,709,863
	American Funds EuroPacific Growth Fund	218,100	11,094,738	199,310	9,279,866
	T. Rowe Price New Horizons Fund	356,331	10,871,669	336,801	10,875,317
	T. Rowe Price Growth Stock	192,083	6,465,522	***	***
*	Participant loans	5,627,840	5,627,840	**	**
	Western Asset Core Plus Bond	539,356	5,496,039	***	***
*	Dollar Thrifty Automotive Group, Inc. Stock Fund	**	**	264,236	12,051,804
	TCW Galileo Select Equities I Fund	**	**	327,007	6,245,830

*	Party-in-interest to the Plan
**	Did not represent 5% or more of the Plan's net assets at the date indicated
***	New investments for 2007, no value for 2006

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by market quotes as follows:

Year Ended December 31, 2007

Registered investment companies	$2,433,351
DTG common stock	(4,771,358)

Net depreciation in fair value of investments	$(2,338,007)

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.   TAX STATUS

The Plan obtained its latest determination letter on February 20, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. As such, they believe the Plan is qualified and the related trust is tax exempt; therefore, no provision for income taxes has been included in the Plan’s financial statements.

The portion of a participant’s compensation contributed to the Plan as a pre-tax contribution and the Employers’ matching contribution are generally not subject to Federal income tax when such contributions are credited to participant accounts. These amounts and any investment earnings may be included in the participant’s gross taxable income for the year in which such amounts are withdrawn from the Plan.

4.   PLAN TERMINATION

Although they have not expressed any intent to do so, the Employers have the right under the Plan Agreement to discontinue their contributions at any time and terminate the Plan subject to provisions of the Plan and ERISA. In the event of Plan termination, Plan funds would be used solely for the benefit of the participants and their beneficiaries, as prescribed by law.

5.   PLAN AMENDMENTS

Effective February 1, 2006, the Dollar Thrifty Automotive Group, Inc. Stock Fund was no longer available as an investment option under the Plan. In conjunction with this amendment, effective January 1, 2006, employer contributions are made 100% in cash rather than 50% in cash and 50% in company stock.

Effective March 1, 2006, participants could begin making after-tax Roth elective contributions to the Plan through payroll deductions. These contributions are generally treated in the same manner as participants’ pre-tax elective contributions, but may not be withdrawn as part of a loan or an in-service or hardship distribution.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are units of a cash and cash equivalents fund managed by Bank of Oklahoma, N.A., the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions. For the year ended December 31, 2007, the Plan paid fees totaling $207,177 to Bank of Oklahoma, N.A. for trustee and recordkeeping services.

7.   SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2008 to reduce the age of eligibility for participation in the plan from 21 years of age to 18 years of age.

The Plan was amended effective February 17, 2008 to suspend the Employers match indefinitely. This was communicated to participants on January 17, 2008. In that communication, the Companies indicated that a restoration plan was being submitted to the board of directors of DTG whereby the Employers match can be fully restored if certain annual earnings targets for 2008 are achieved. The restoration plan was approved by the board of directors.

******

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value

*	Bank of Oklahoma, N.A.	American Performance Cash Management Fund, 125,808 units		$125,808
	Vanguard Group	Vanguard Institutional Index Fund, 131,860 units		17,687,712
	Vanguard Group	Vanguard Target Retirement 2005 Fund, 3,724 units		44,759
	Vanguard Group	Vanguard Target Retirement 2010 Fund, 21,391 units		493,267
	Vanguard Group	Vanguard Target Retirement 2015 Fund, 35,434 units		462,773
	Vanguard Group	Vanguard Target Retirement 2020 Fund, 10,301 units		241,756
	Vanguard Group	Vanguard Target Retirement 2025 Fund, 15,581 units		213,777
	Vanguard Group	Vanguard Target Retirement 2030 Fund, 10,578 units		252,399
	Vanguard Group	Vanguard Target Retirement 2035 Fund, 13,601 units		198,846
	Vanguard Group	Vanguard Target Retirement 2040 Fund, 5,058 units		120,218
	Vanguard Group	Vanguard Target Retirement 2045 Fund, 16,204 units		244,519
	Vanguard Group	Vanguard Target Retirement 2050 Fund, 2,810 units		67,041
	Vanguard Group	Vanguard Prime Money Market Institutional Fund, 12,884,065 units		12,884,065
	Western Asset Management Company	Western Asset Core Plus Bond Institutional Fund, 539,356 units		5,496,039
	T. Rowe Price Investment Services, Inc.	T. Rowe Price New Horizons Fund, 356,331 units		10,871,669
	American Funds Distributors, Inc.	American Funds EuroPacific Growth Fund, 218,100 units		11,094,738
*	Dollar Thrifty Automotive Group, Inc.	Dollar Thrifty Automotive Group, Inc. Stock Fund, 201,227 shares		4,765,055
	Dodge & Cox	Dodge & Cox Balanced Fund, 165,354 units		13,393,699
	Dodge & Cox	Dodge & Cox Stock Fund, 104,300 units		14,420,470
	AMR Investment Services	American Beacon Small Cap Value Fund, 225,022 units		3,962,633
	T. Rowe Price Investment Services, Inc.	T. Rowe Price Growth Stock, 192,083 units		6,465,522
*	Participant loans	Various maturity dates through September 2022 with rates ranging from 3.4% to 9.1%	-	5,627,840

Total investments				$109,134,605

* Issuer is a party-in-interest to the Plan.

(1)     Column (d) cost information is not presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Administrative Committee, as Plan Administrator of the Dollar Thrifty Automotive Group, Inc. Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

RETIREMENT SAVINGS PLAN

By: 401(k) Administrative Committee, as Plan

Administrator

Date: June 26, 2008	By: /s/ MICHAEL H. MCMAHON
Michael H. McMahon
Committee Chairman

INDEX TO EXHIBITS

Exhibit No.	Description

23.36	Consent of Tullius Taylor Sartain & Sartain LLP regarding Registration Statement on Form S-8, Registration No. 333-89189